UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number:   000-53912

NOTIFICATION OF LATE FILING

(Check One):   ☒Form 10-K   ☐Form 20-F  ☐ Form 11-K   ☐Form 10-Q   ☐  Form N-SAR ☐Form N-CSR
For Period Ended:             December 31,2018
☐ Transition Report on Form 10-K
☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐Transition Report on Form 11-K
For the Transition Period Ended: _____________________________________________

Read Instructions (on back page). Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hartman Short Term Income Properties XX, Inc.
Full Name of Registrant

Former Name if Applicable

2909 Hillcroft, Suite 420
Address of Principal Executive Office (Street and Number)

Houston, Texas  77057
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its SEC Form 10-K for the year ended December 31, 2018 by the prescribed filing date because the Registrant was not able to timely complete its audited financial statements and footnote disclosures.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Louis T. Fox, III                                                                  (713)                                  586- 2616
(Name)                                                                                  (Area Code)                          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒   Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☐  Yes     ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hartman Short Term Income Properties XX, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 2019                                                      By: /s/ Louis T. Fox, III
Louis T. Fox, III